February 19, 2007

Securities and Exchange Commission                              Via Fax number:
Division of Corporation Finance                                 202-772-9205
100 F Street, N.E.
Washington, D.C. 20549-0305
Attention: Mr. Andrew Mew

     Re: VOCALTEC COMMUNICATIONS LTD. (THE "COMPANY") - FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005 (FILED APRIL 21, 2006; FILE NO. 000-27648)

Reference is hereby made to the comment of the staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") to the foregoing annual report, as set forth in the Staff's letter dated February 5, 2007 (the "COMMENT LETTER"). Please note that the Company has been working with its auditors on responding to the comment. The Company is hereby requesting an extension of the period provided for the Company's response until March 5, 2007, to enable the Company to complete its response.

Should you wish to discuss the Company's response at any time, please do not hesitate to contact the undersigned at +972-9-970-3807



                                            Sincerely,

                                            /s/ Eli Gendler
                                            -----------------------
                                            Eli Gendler
                                            Chief Financial Officer